SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. )*

Imperial Petroleum Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y3894J104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Y3894J104

1	NAMES OF REPORTING PERSONS

MSD Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
439,581

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
439,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439,581

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.1%[1]

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

1
The percentages used herein and in the rest of this Schedule 13G are calculated based on 14,375,272 shares of Common Stock of the Company outstanding as of February 2, 2022 as reported in the Company's prospectus supplement filed pursuant to Rule 424(b)(3) filed with the SEC on February 3, 2022. As of December 31, 2021, the Reporting Persons beneficially owned more than five percent of the outstanding Common Stock of the Company. As of the date of this filing, the Reporting Persons no longer beneficially own more than five percent of the outstanding Common Stock.

CUSIP NO.	Y3894J104

1	NAMES OF REPORTING PERSONS

MSD Credit Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION			[
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
439,581

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
439,581

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
439,581

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.1%[1]

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.	Y3894J104

Item 1(a)	Name of Issuer:

The name of the issuer is Imperial Petroleum Inc.(the “Company”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive office is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P.("MSD Partners") and MSD Credit Opportunity Master Fund, L.P. (collectively, the "Reporting Persons").  MSD Credit Opportunity Master Fund, L.P. is the direct owner of the securities covered by this statement.

MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by MSD Credit Opportunity Master Fund, L.P.  MSD Partners (GP), LLC ("MSD GP") is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners.  Each of John Phelan, Marc R. Lisker and Brendan Rogers is a manager of, and may be deemed to beneficially own securities beneficially owned by, MSD GP.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of MSD Partners is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

The address of the principal business office of MSD Credit Opportunity Master Fund, L.P. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware.

MSD Credit Opportunity Master Fund, L.P. is a limited partnership organized under the laws of the Cayman Islands.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

Y3894J104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Partners, L.P.

(a)	Amount beneficially owned: 439,581

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 439,581

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 439,581

B.	MSD Credit Opportunity Master Fund, L.P.

(a)	Amount beneficially owned: 439,581

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 439,581

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 439,581

C.	MSD Partners (GP), LLC

(a)	Amount beneficially owned: 439,581

(b)	Percent of class: 3.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 439,581

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 439,581

D.	John C. Phelan

	(a)	Amount beneficially owned: 439,581

	(b)	Percent of class: 3.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 439,581

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 439,581

E.	Marc R. Lisker

	(a)	Amount beneficially owned: 439,581

	(b)	Percent of class: 3.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 439,581

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 439,581

F.	Brendan Rogers

	(a)	Amount beneficially owned: 439,581

	(b)	Percent of class: 3.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 439,581

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 439,581

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: February 14, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2022

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2022

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Credit Opportunity Master Fund, L.P.

By:	MSD Partners, L.P.
Its:	Manager

By:	MSD Partners (GP), LLC
Its:	General Partner
Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager